

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

William McCombe
Chief Financial Officer
Velo3D, Inc.
511 Division Street
Campbell , CA 95008

   Re: Velo3D, Inc.
     Form 10-K for the Year Ended December 31, 2021
     Filed March 28, 2022
     File No. 001-39757

Dear Mr. McCombe:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology